Exhibit 21

Subsidiaries of MISCOR Group, Ltd.

Name	Jurisdiction of Organization
Magnetech Industrial Services, Inc.	Indiana
Martell Electric, LLC	Indiana
HK Engine Components, LLC	Indiana
HK Machined Parts, LLC	Indiana
HK Weston Properties, LLC	Indiana
HK Cast Products, LLC	Indiana